REPORT ON THE FIRST NINE MONTHS 2006

9M

Highlights

- Sales after 9M/2006 up 9% compared to 9M/2005
- 9M/2006 EBIT before ECJ decision up 41% on previous year
- Pre-tax earnings before ECJ decision more than doubled after 9M/2006
- Strong Q4/2006 expected with EBIT increase of at least 50% over Q4/2005

07020133

SGL CARBON GROUP

82-04023

Financial Highlights (unaudited)

SUPPL

€ million	9 MONTHS 2006	9 MONTHS 2005
Sales revenue	858.6	786.2
Gross profit	277.5	235.8
EBITDA[1]	164.5	138.4
EBIT[1]	123.6	87.6
Return on sales[1][2]	14.4%	11.1%
Net profit before minority interests[3]	17.5	24.2
Earnings per share (in €)	0.28	0.43
Cash flow from operations before antitrust payments[4]	69.5	37.5

€ million	Sept 30, 2006	Dec 31, 2005
Total assets	1,204	1,183
Shareholders' equity	423	322
Net debt	251	265
Debt ratio (gearing)[5]	0.6	0.8
Equity ratio[6]	35.1%	27.2%

[1] Before effect from ECJ decision
[2] Ratio of profit from operations to sales revenue
[3] After € 36.3 million once-off charge from ECJ decision
[4] Without currency exchange rate effects
[5] Net debt divided by shareholders' equity
[6] Shareholders' equity divided by total assets

Retroactive Adjustments

For the first time since the consolidated financial statements as at December 31, 2005, all previously non-consolidated subsidiaries are fully included in the scope of consolidation and additionally two joint ventures are accounted for under the equity method. For the quarterly representation of the fiscal year 2005, the reported data were adjusted to include the previously non-consolidated companies and thus made comparable.

BUSINESS DEVELOPMENT IN THE GROUP

Consolidated Income Statement (unaudited)

	9 MONTHS	
€ million	2006	2005
Sales revenue	858.6	786.2
Gross profit	277.5	235.8
Selling, administrative, research and other income/expense	-153.9	-148.2
EBIT effect from ECJ decision	-23.5	-
Profit from operations	100.1	87.6
Net financing costs	-37.9	-45.4
Interest effect from ECJ decision	-12.8	-
Profit before taxes	49.4	42.2
Income taxes	-31.9	-18.0
Net profit before minority interests	**17.5**	**24.2**
Earnings per share, basic (in €)	0.28	0.43

During 9M/2006, ongoing robust demand led to an increase in consolidated sales of 9% to €858.6 million, 8% after adjusting for foreign currencies. EBIT before ECJ decision rose more than proportionately by 41% to € 123.6 million. The main reasons for the increase in earnings were the continuing positive development of Carbon and Graphite and Specialties as well as cost savings of some € 20 million.

Q3/2006 saw growth in consolidated sales of 10% to €289.7 million accompanied by a more than proportionate increase in consolidated EBIT before ECJ decision of 35% to € 44.4 million.

Net Financing Costs (unaudited)

	9 MONTHS	
€ million	2006	2005
Interest expense on loans and deposits (net)	-18.7	-21.9
Interest expense on pensions	-10.1	-10.1
Interest expense on antitrust (non-cash)	-1.4	-5.0
Total interest expense, net	-30.2	-37.0
Currency and hedging valuation adjustments of antitrust liabilities (non-cash)	0.0	-0.9
Amortization of refinancing costs	-2.6	-4.4
Other	-5.1	-3.1
Total other financing expenses	-7.7	-8.4
Net financing costs	**-37.9**	**-45.4**

Financing costs prior to the interest effect of the ECJ decision of € 12.8 million improved during 9M/2006 to minus € 37.9 million compared to minus € 45.4 million in the same period of the previous year. This is the result of a lower net interest expense due to the decreased financial liabilities, the lower interest expense in connection with the antitrust proceedings due to the premature payment of the remaining North-American antitrust liabilities in 2005 and the cash funding of the first antitrust fine in April 2006. The other financing expenses were impacted by the negative mark-to-market valuations of our derivative interest and currency instruments. The cash portion of the financing costs decreased from € 34.2 million in 2005 to € 31.1 million in 2006.

Profit before and after taxes

Earnings before taxes increased from €42.2 million in 9M/2005 by 17% to €49.3 million in 9M/2006. Adjusting for the one-time effects from the ECJ decision amounting to €36.3 million, pre-tax earnings of €85.6 million was achieved, representing a doubling compared to the same period in the previous year. The cumulative tax rate for 9M/2006 is 65% (previous year: 43%). Due to the absolute level achieved and the minimum taxation regulations in Germany, we have not recognized any deferred taxes on the tax-deductible interest expenses from the antitrust proceedings. Deducting the ECJ effect, the adjusted tax rate for 9M/2006 is 37%, a reduction of 6% points in comparison to the same period of the previous year. Including the effects of the ECJ decision, this results in a net income before minorities of €17.5 million and earnings per share of €0.28 based on an average number of shares of 61.1 million..

FINANCIAL POSITION

Consolidated Balance Sheet (unaudited)

ASSETS € million	Sept 30, 2006	Dec 31, 2005
Non-current assets		
Intangible assets	84	86
Property, plant and equipment	342	346
Long-term investments	14	15
Deferred tax assets	114	129
	554	**576**
Current assets		
Inventories	330	281
Trade receivables	194	195
Other current assets	39	34
Cash and cash equivalents	84	93
	647	**603**
Assets held for sale	**3**	**4**
Total assets	**1,204**	**1,183**

EQUITY AND LIABILITIES € million	Sept 30, 2006	Dec 31, 2005
Shareholders' equity	**423**	**322**
Minority interests	**1**	**1**
Total equity	**424**	**323**
Non-current liabilities		
Financial liabilities	322	336
Provisions for pensions and other employee benefits	160	159
Deferred tax liabilities	32	35
Other liabilities	1	1
Other provisions	14	13
	529	**544**
Current liabilities		
Financial liabilities	0	6
Trade payables	99	89
Other liabilities	55	70
Other provisions	97	151
	251	**316**
Total equity and liabilities	**1,204**	**1,183**

Total assets increased slightly as at September 30, 2006 to €1,204 million compared to €1,183 million at the end of 2005. The main development in 9M/2006 was the cash funding of the first antitrust fine in April 2006. Cash and cash equivalents of €18 million were used to pay back bank loans.

Working Capital (unaudited)

€ million	Sept 30, 2006	Dec 31, 2005
Inventories	330	281
Trade receivables	194	195
Less trade payables	-99	-89
Working capital	**425**	**387**

The increase in working capital of €38 million (€48 million adjusted for foreign currencies) compared to year-end 2005 corresponds to the strongly increased business activities in the first nine months of 2006 (sales revenue +9%) and high production performance in Q3/2006 for delivery in Q4/2006. The average days working capital outstanding, however, is unchanged in comparison with the previous year.

Changes in Shareholders' Equity (unaudited)

€ million	9 months 2006	Equity Ratio
Balance at January 1	**322**	**27.2%**
Capital increase	90	
Net profit	17	
Currency exchange differences and other	-6	
Balance at September 30	**423**	**35.1%**

The increase in shareholders' equity as at September 30, 2006 by €101 million to €423 million was largely due to the capital increase and the net profit. The equity ratio thus improved from 27.2% to 35.1%.

Net Debt (unaudited)

€ million	Sept 30, 2006	Dec 31, 2005
Financial liabilities	322	342
plus accrued refinancing cost	13	16
Cash and cash equivalents	-84	-93
Net financial debt	**251**	**265**

As at September 30, 2006 net debt improved significantly due the €20 million reduction in financial liabilities. In April 2006, €88.9 million were utilized to cash fund the EU antitrust fine based on the EC decision dated April 29, 2004. In the third quarter, an additional €8.6 million cash payment was made. Despite this increased liquidity outflow, we are adhering to our guidance to reduce net debt to below €240 million by the end of the year thanks to the improved operating cash flow.

Consolidated Cash Flow Statement (unaudited)

adjusted by currency impacts / € million	9 MONTHS 2006	2005
Cash Flows from operating activities		
Net income before taxes	**49.4**	**42.2**
Add back of net interest expenses	30.2	37.0
Reclassification of the ECJ expense	36.3	0.0
(Gain) loss on disposal of property, plant and equipment	-1.0	-5.6
Depreciation and amortization of fixed assets	40.9	50.8
Amortization of refinancing costs	2.6	4.4
Income taxes paid	-19.0	-12.1
Interest income received	4.5	4.5
Interest on financial debt paid	-28.9	-31.6
Changes in provisions, net	9.7	4.7
Changes in working capital	-48.3	-44.4
Changes in other operating assets and other liabilities	-6.9	-12.4
Cash provided by operating activities before antitrust payments	**69.5**	**37.5**
Payments relating to antitrust	-98.8	-69.4
Cash used in operating activities	**-29.3**	**-31.9**
Cash Flows from investing activities		
Capital expenditure in property, plant and equipment and intangible assets	-44.2	-27.5
Other investing activities	1.5	10.8
Cash used in investing activities	**-42.7**	**-16.7**
Free Cash Flow*	**26.8**	**20.8**
Cash Flows from financing activities		
Changes in corporate debt	-18.0	-86.7
Net proceeds from capital increase	81.6	1.9
Other financing activities		-0.8
Cash provided by/used in financing activities	**63.6**	**-85.6**
Effect of FX-changes/others	**-1.0**	**1.5**
Total Cash Flow	**-9.4**	**-132.7**
Cash and cash equivalents at beginning of period	93.4	195.5
Cash and cash equivalents at end of period	**84.0**	**62.8**

* defined as cash provided by operating activities before antitrust payments minus cash flows from investing activities

In line with the reporting in the annual report and as in the previous quarters, we have adapted the quarterly cash flow statements according to the indirect method as defined under IAS 7. To provide a clearer presentation of the cash flow statement, we have added back net interest expenses. The expenses resulting from the ECJ decision were also reclassified, as the cash outflow was posted separately under payments for antitrust proceedings.

Cash provided by operating activities before antitrust payments was considerably higher in the nine-month period of 2006 with €69.5 million compared with €37.5 million in the same period of the previous year.

Despite significantly higher capital expenditure of €44.2 million in 9M/2006 (9M/2005: €27.5 million), free cash flow in the first nine months of 2006 increased to €26.8 million compared with €20.8 million in the same period of 2005.

With the typical normalization of working capital in the course of the year and despite higher capital expenditure of around €68 million (2005: €45 million) as well as higher cash outflow for antitrust payments, we expect a free cash flow for the full year 2006 which, from today's point of view, allows us to maintain our guidance of reducing net debt to below €240 million by the end of the year.

Cash flow from financing activities resulted in cash inflow of €63.6 million (9M/2005: cash outflow of €85.6 million) due to the proceeds from the capital increase and the repayment of bank loans.

ECJ Decision

As previously reported, on June 29, 2006, the European Court of Justice (ECJ) announced its decision in the "graphite electrodes" case, thus changing the decisions of the European Court (EC) of April 29, 2004 and the European Commission of July 18, 2001 and assessed a figure of €75.7 million. On the basis of this judgment, the Company made adjustments to its provisions in Q2/2006. As a result, EBIT was negatively impacted by €23.5 million and the net financing costs by €12.8 million. As already reported, the fine and the outstanding interest on the basis of the EC decision were cash funded with the European Commission at the beginning of Q2/2006 with no acknowledgement of legal obligation. Consequently, the ECJ decision has resulted in a cash outflow of only €8.6 million in Q3/2006. With the ECJ decision and the measures taken in Q2 impacting the balance sheet and income statement, the effects from the "graphite electrodes" proceedings are finally concluded.

SEGMENT REPORTING

Carbon and Graphite (CG)

	9 MONTHS	
€ million	2006	2005
Sales revenue	511.3	469.2
EBITDA	143.8	121.7
Profit from operations	120.7	90.3
Return on sales	23.6%	19.2%

In the first nine months of 2006, sales increased by 9% to €511.3 million, currency-adjusted by 8%, thanks to successfully implemented price increases for graphite electrodes and the increased unit sales of cathodes. Despite planned lower deliveries of graphite electrodes, EBIT increased as a result of price increases and continued cost reduction measures by 34% to €120.7 million so that return on sales improved to 23.6% compared with 19.2% in the same period of the previous year. In 9M/2006, the average prices for graphite electrodes increased by 22% in USD and by 10% in € compared to 9M/2005. As expected, the reporting period saw a reduction in graphite electrode shipments of 10% compared to the exceptionally strong 9M/2005. However, with 150,000 tons, they still reached a level comparable with the nine-month period of previous years. The increase in factor costs compared with the previous year was around 15%.

Q3/2006 posted growth in sales of 10% to €172.8 million and a much more than proportionate EBIT growth of 50% to €44.6 million.

Specialties (S)

	9 MONTHS	
€ million	2006	2005
Sales revenue	218.4	193.5
EBITDA	34.6	24.4
Profit from operations	25.6	14.5
Return on sales	11.7%	7.5%

The increase in sales in the reporting period of 13% to €218.4 million, currency-adjusted also 13%, was positively impacted in particular by the demand from the solar, semiconductor, LED and nuclear energy industries as well as industrial applications and as a result of a good order book in the Process Technology business. Due to the sales growth and the resulting improvement in capacity utilization, EBIT improved by 77% in comparison with the same period of the previous year that was still characterized by the weak Q1/2005. As for the first time in Q1/2006 and again in H1/2006, the return on sales at 11.7% in 9M/2006 continues to remain within the Company's target corridor of 10%-15%.

Q3/2006 showed growth in sales of 9% to €72.5 million and a more than proportionate EBIT increase of 35% to €8.4 million.

SGL Technologies (T)

€ million	9 MONTHS 2006	2005
Sales revenue	127.6	121.7
EBITDA	8.5	12.8
Profit from operations	0.3	3.4
Return on sales	0.2%	2.8%

Sales increased by 5% to €127.6 million, currency-adjusted by 4%, as a result of the good demand for carbon fibers and brake disks, while the composites business was affected by project-related postponements caused among others by Airbus. EBIT at €0.3 million is positive. The strong 9M/2005 EBIT of €3.4 million was positively influenced by the AUDI cooperation agreement in Q3/2005.

Due to increased development costs in connection with the accelerated introduction of our carbon ceramic brake disc in five new automobile models this year, the Brakes business remains the only loss making business within SGL Technologies.

Corporate Costs

	9 MONTHS	
€ million	2006	2005
Other revenue	1.3	1.8
Corporate costs	-23.0	-20.6
EBIT effect from ECJ decision	-23.5	0

At €23.0 million, corporate costs increased by €2.4 million compared to 9M/2005 due to higher expenses in connection with the implementation of the Sarbanes-Oxley Act and for share-based remuneration components as well as specific project costs in first nine months of 2006. The one-time effect of the ECJ decision impacts EBIT with €23.5 million and is presented separately.

Employees

The number of employees in the Group was 5,291 as at September 30, 2006 compared with 5,263 at the end of December 2005. The slight increase affects primarily SGL Technologies.

Outlook

For Q4/2006, SGL Carbon is again expecting significant improvements in sales and EBIT: for Carbon and Graphite, Q4/2006 is expected to be the strongest quarter in 2006 both in sales and EBIT and therefore substantially stronger than Q3/2006. In Specialties, sales in Q4/2006 is expected to be comparable to the strong final quarter of 2005, while EBIT is expected slightly higher. For SGL Technologies, we expect higher sales in Q4/2006 and correspondingly an improvement in earnings compared to Q4/2005.

For the full year 2006 we therefore expect sales growth of up to 10%, EBIT before ECJ decision to improve by 40-50% in comparison with the previous year and earnings before tax as well as net profit (before ECJ decision) to more than double compared to 2005. Despite the substantially increased capital expenditure and higher payments for antitrust fines, net debt will be reduced to below €240 million. Group return on capital employed is again expected to be clearly above Group WACC.

For 2007, SGL Carbon remains confident and anticipates further consolidated sales growth of 5-10%, with EBIT and net profit increasing more than proportionately to sales.

INVESTOR RELATIONS CONTACT
SGL CARBON AG · Head Office · Investor Relations
Rheingaustraße 182 · D-65203 Wiesbaden
Phone +49 611 60 29-0 · Fax +49 611 60 29-101
e-mail cpc@sglcarbon.de · www.sglcarbon.de

CALENDAR 2007

Mar. 03	Year-End Press Conference, Analyst Meeting, Conference Call
Apr. 25	Report on the First Quarter, Conference Call
Apr. 27	Annual General Meeting
Jul. 25	Report on the First Half, Conference Call
Oct. 25	Fall Press Conference, Analyst Meeting, Report on the First Nine Months, Conference Call

SGL CARBON GROUP

Quarterly Sales Revenue and Profit from Operations by Business Area (unaudited)

€ million	Q1	Q2	Q3	2005 Q4	2005 Full Year	Q1	Q2	2006 Q3	2006 9M
Sales revenue									
Carbon and Graphite	143.3	168.6	157.3	174.5	643.7	152.7	185.8	172.8	511.3
Specialties	59.1	68.1	66.3	69.9	263.4	72.3	73.6	72.5	218.4
SGL Technologies	38.0	43.5	40.2	37.3	159.0	41.8	41.9	43.9	127.6
Other	0.6	0.6	0.6	0.9	2.7	0.5	0.3	0.5	1.3
	241.0	**280.8**	**264.4**	**282.6**	**1,068.8**	**267.3**	**301.6**	**289.7**	**858.6**

Mio. €	Q1	Q2	Q3	2005 Q4	2005 Full Year	Q1	Q2	2006 Q3	2006 9M
Profit (loss) from operations									
Carbon and Graphite	26.8	33.7	29.8	31.3	121.6	31.5	44.6	44.6	120.7
Specialties	1.5	6.8	6.2	5.3	19.8	8.8	8.4	8.4	25.6
SGL Technologies	-0.5	0.1	3.8	-3.2	0.2	-0.8	1.0	0.1	0.3
Corporate Costs	-6.5	-7.3	-6.8	-8.2	-28.8	-6.4	-7.9[1]	-8.7	-23.0[1]
	21.3	**33.3**	**33.0**	**25.2**	**112.8**	**33.1**	**46.1**[1]	**44.4**	**123.6**[1]

[1] Excluding charge of € 23.5 million resulting from ECJ dec.

Quarterly Consolidated Income Statement (unaudited)

€ million	Q1	Q2	Q3	2005 Q4	2005 Full Year	Q1	Q2	2006 Q3	2006 9M
Sales revenue	241.0	280.8	264.4	282.6	1,068.8	267.3	301.6	289.7	858.6
Cost of sales	-174.7	-191.9	-183.8	-196.3	-746.7	-185.2	-202.5	-193.4	-581.1
Gross profit	**66.3**	**88.9**	**80.6**	**86.3**	**322.1**	**82.1**	**99.1**	**96.3**	**277.5**
Selling/administration/research/other	-45.0	-55.6	-47.6	-61.1	-209.3	-49.0	-53.0	-51.9	-153.9
EBIT effect from ECJ decision							-23.5		-23.5
Profit from operations	**21.3**	**33.3**	**33.0**	**25.2**	**112.8**	**33.1**	**22.6**	**44.4**	**100.1**
Net financing costs	-13.1	-14.7	-17.6	-20.2	-65.6	-12.3	-10.2	-15.4	-37.9
Interest effect from ECJ decision							-12.8		-12.8
Profit (loss) before taxes	8.2	18.6	15.4	5.0	47.2	20.8	-0.4	29.0	49.4
Income taxes	-4.3	-7.6	-6.1	-1.1	-19.1	-8.4	-11.0	-12.5	-31.9
Net profit (loss) before minority interests	**3.9**	**11.0**	**9.3**	**3.9**	**28.1**	**12.4**	**-11.4**	**16.5**	**17.5**

Important note:

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.